CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2018

OMB APPROVAL	
OMB Number:	3235-0123.
Expires:	August 31, 2020
Estimated average burden Hours per response. . . . . 12.00.	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 69144

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRITICAL TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W. 45TH STREET, 15TH FLOOR
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Meyer **646-502-5795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven Meyer** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CRITICAL TRADING, LLC _____, as

of **December 31** _____, 20 **18** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



SAMUIL KESLER
Notary Public – State of New York
NO. 01KE6289097
Qualified in Kings County
My Commission Expires Nov 8, 2021

_____
Signature

Manager
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Table of Contents

Page No.

CRITICAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	181,898
Due from clearing broker		5,990,669
Securities owned, at market value		18,114,585
Dividends and interest receivable		64,620
Accounts receivable		41,605
Prepaid expenses		64,405
Fixed assets, less accumulated depreciation of $35,580		912
Other assets		10,000
Total assets	$	24,468,694

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$	18,633,765
Due to related party		702,176
Accounts payable		329,624
Accrued expenses		43,782
Deferred rent		37,470
Total liabilities		19,746,817
Commitments and contingencies		
Member's equity		4,721,877
Total liabilities and member's equity	$	24,468,694

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading LLC (the "Company") is a Delaware Limited Liability Company formed in 2012 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of FINRA and the following exchanges: NYSE, NYSE-ARCA, NYSE-AMEX, CBOE-BYX, CBOE-BZX, CBOE-EDGX and the Investors Exchange (IEX).

The Company's sole member is Critical Holdings LLC. The liability of members of a limited liability company is generally limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited distributions.

Nature of Business

The Company is engaged in securities trading and market making. During 2018, the Company's transactions were cleared through and substantially all securities were held by ABN AMRO Clearing Chicago LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). Purchases and sales of securities are recorded on a trade-date basis. Realized and unrealized gains and losses on investments are included in the determination of securities trading income. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

2

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short position is collateralized and offset by the Company's securities owned and its cash balances at the clearing firm.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

Fixed Assets and Depreciation

The cost of computer equipment is depreciated over the estimated useful lives of the related assets of 3 years on a straight-line basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted market prices included within Level 1 that are observable, either directly or indirectly, and reasonably available. Level 2 inputs may include quoted prices for similar assets or liabilities, or other inputs that are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3 – FAIR VALUE OF INVESTMENTS (Continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2018.

Securities owned	Fair Value	Fair Value Hierarchy
Stocks	$ 15,694,957	Level 1
Options	2,419,628	Level 1
	$ 18,114,585	
Securities sold short		
Stocks	$ 16,165,845	Level 1
Options	2,467,920	Level 1
	$ 18,633,765	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements, as these taxes are the responsibility of the Company's member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

NOTE 5 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2018 are summarized as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Computer equipment	3 years	$ 36,492	$ 35,580	$ 912

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $1,953,436 at December 31, 2018, which exceeded the regulatory requirement of $100,000 by $1,853,436. The ratio of aggregate indebtedness to net capital was 0.5698 to 1 at December 31, 2018.

NOTE 7 - RELATED PARTY TRANSACTIONS

In 2018, the Company's member, Critical Holdings LLC contributed $1,250,000 and in June converted a $50,000 payable into a capital contribution.

The Company's member provided a loan of $500,000 in October of 2018 and an additional $200,000 was loaned in December. The loans bear interest at 1.92% and 2.07% respectively. The loans mature on March 28, 2019 and interest accrued on the loans was $2,176 for the year.

NOTE 8 - COMMITMENT

On August 1, 2017, the Company and another entity entered into a five year lease for office space as joint tenants. During 2018, the Company recognized $152,775 in occupancy expense for this lease. At December 31, 2018 remaining commitments under this operating lease for the Company's 50% share are as follows:

2019	$	155,787
2020		159,681
2021		163,673
2022		139,055
Totals	$	618,196

In connection with the new accounting standard ASU 842, *Leases*, which is effective for the Company in 2019, management has evaluated the financial impact the standard will have on the Company's financial statements when adopted. As of January 1, 2019, the Company estimates it will record for its share of the lease a right-of use asset in the amount of approximately $528,000, and a lease liability in the amount of approximately $565,000. The Impact to the Company Net Capital will be $37,000, as the right-of-use asset will be allowable to the extent of an offsetting lease liability.

In the event the joint tenant defaults on its obligation, the Company could be responsible for the full amount due on the lease which is $1,236,392. The Company would reassess its right-of use asset and lease liability accordingly for the entire obligation.

NOTE 9 –FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenue (loss). The Company doesn't apply hedge accounting as defined in ASC 815

Derivatives and hedging, as all financial instruments are recorded at fair value with any changes in fair values reflected in earnings.

Fair values of options contracts are recorded in securities owned for long purchases and securities sold not yet purchased for short positions. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

The following is a summary of the Company's derivative positions at December 31, 2018:

Category	Contracts	Fair market value	Notional amount
Long Options	17,909	$ 2,419,628	$ 79,031,612
Short Options	30,324	$ 2,467,920	$ 153,795,999

NOTE 10 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had losses from operations in 2018 and 2017.

Management has pledged additional support to the Company to enable it to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 28, 2019, the date of the filing of this report.

There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

reserved for auditor opinion

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Critical Trading, LLC
120 W 45th Street, 15th floor
New York, NY 10036

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Critical Trading, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Critical Trading, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Critical Trading, LLC's management. Our responsibility is to express an opinion on Critical Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Critical Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Critical Trading, LLC's auditor since 2014.

New York, NY
February 28, 2019